FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 30, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 30, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

3Q10 Results

November 2010

BRF
BRASIL FOODS

José Antonio Fay – CEO
Leopoldo Saboya – CFO/IRO

The results of the third quarter 2010 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO – Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the anagement of treasury activities.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

Agenda

:: BRF Overview

:: 3Q10 Results

:: Perspectives

:: Capital Market/Governance/Sustainability



BRF



We are one of the largest Brazilian food companies

Largest poultry exporter in the World.

Second largest meat exporter in the World.

Fourth major Brazilian exporter.

Responsible for **9% of the global** protein trade.

One of the largest food companies in the World (market cap).

BRF at a glance

- **R$20.9 billion** of net sales 2009 (42% Exports)
- Slaughter **6.7 million** heads of poultry/day and **39,300** heads of pork + cattle/day
- Annual production of **4.8 million** tons of food derived from meat
- Portfolio of more than **3,000** SKUs with strong brands
- **2 million** tons of dairy
- More than **100,000** employees
- **63** unit plants



A global leader

GLOBAL SCALE

- Largest company in processed and frozen products in Brazil
- Largest poultry exporter in the world
- Largest protein company in the world by market capitalization

DISCIPLINED FINANCIAL PRACTICES

- Robust risk management framework
- Adequate available liquidity
- Strong historical growth never jeopardized leverage levels

BRF
BRASIL FOODS
+ Sadia

SUSTAINABLE GROWTH

- Growth driven by long-term strategic plan
- Diversified product portfolio holding key market share positions
- Highly recognized brands in Brazil and in international markets

CORPORATE GOVERNANCE

- Adherence to the highest corporate governance standards
- SEC registered; Sarbanes-Oxley compliance
- Listed in Bovespa for 30 years and in the NYSE for 10 years
- Economic, social and environmental sustainability

BRF: the only "farm to the plate" Company





UPSTREAM

- Integrated business model
- Unique circumstances for expansion (climate, land and water)
- Raw material self-sufficient

DOWNSTREAM

Domestic Market

Distribution Capilarity

500,000 deliveries per month
150,000 clients
98% of population attended

Foreign Market

Focus on value added products

Domestic Market

Full fledged brand Company

Sadia, Batavo, Elegê

Foreign Market

Continue to grow and expand branding, development and distribution

Solid Structure in the Domestic Market



RR
AP
AM
1/1
PA
2/1
MA
2/1
PI
1/1
CE
1/1
RN
PB
PE
AL
SE
AC
RO
1/-
MT
2/2
1/1
TO
BA
DF
GO
4/1
2/1
MS
MG
2/1
3/2
ES
SP
RJ
PR
SC
RS
14/2
6/1

- Plants across **Brazil** out of the Amazon region
- The **only** company with a nationwide distribution network for refrigerated products in Brazil
- **60** unit plants

Sadia	Plants
Sadia	Offices/Distribution Center

Market Size

We are part of 28 out of 30 perishable categories covered by Nielsen

Specialty Meats



market size
R$14.7 bi

Frozen meats



market size
R$2.3 bi

Pastas



market size
R$515 mi

Frozen pizzas



market size
R$478 mi

Dairy products



market size
R$4.1 bi

Margarines



market size
R$2.2 bi

Source: AC Nielsen/BRF – 2009

Penetration of our main categories

We are present in approximatly 90% of the 45 million brazilian households. However, in some categories we still have great penetration opportunities.

Growth potential thought penetration, launches, increase of per capita consumption of categories and geographic equalization (Northeast)



(%)
80
78
63
58
70
50
29
72
44
36
6
99
87
66
Sausage
Frankfurter
Ham
Bologna
Hamburguer
Breaded
Ready to eat dishes+ pizza
Yogurts
Petit
Fermented milk
Desserts
Margarines
UHT milk
Powdered milk

Source: AC Nielsen

With strong position in Global Market

:: We reach 140 countries

:: More than 2,500 clients

:: 24 commercial offices abroad

:: Exports about 190,000 tons/month

:: 3 unit plants abroad



Exports by region


18.3%
Other Countries
29.1%
Middle East
11.7%
Eurasia
20.3%
Far East
20.5%
Europe


Exports

- Brand Leader and Top of Mind
- Brand in high development
- Brand in inicial stage of development
- **D** Own Distribution

TOP OF MIND IN MIDDLE EAST
TOP OF MIND IN RUSSIA

Sustainable growth track record


Gross Sales
R$ million
CAGR (2005-2009)
42.8%
5,873
6,106
7,789
13,161
24,426*
2005
2006
2007
2008
2009
Of: R$ 0.8 bi
Of: R$ 0.9 bi
Of: R$ 5.3 bi
NEW MARKET
Beef
Sadia
Elegê
batavo
Plusfood
Becel

*pro-forma 2009 gross sales



3Q10 Results



Overview

Market and Economy extent

:: Brazilian economy strengthened;

:: International market recovery;

:: Increase of commodities – grains;

:: Dollar Devaluation;

:: High demand for proteins.



Overview

Company extent

:: Gradual and consistent results recovery;

:: Expansion throught new industrial unities capacity generation;

:: Good demand in domestic market;

:: Normalization of export flow;

:: CADE authorized integrations;

:: Gradual synergies capture;

:: Solid structure to sustain the growth;

Overview

Perdigão and Sadia Association extent

:: **Synergies** mapping

:: Structure **definition**

:: **Integration** of the financial and risk policies areas, export market, in natura meat products in the domestic market and acquisition of raw material and services

:: **SEAE recommendation** approving the operation with restrictions;

:: **Waiting** reporter analysis to the beginning of discutions



Highlights

R$ Million

HIGHLIGHTS	3Q10	3Q09	%CH.	YTD 10	Proforma YTD 09	%CH.
Gross Sales	6,540	6,115	7%	18,669	18,014	4%
Domestic Market	4,118	3,798	8%	11,687	10,948	7%
Exports	2,421	2,316	5%	6,982	7,066	(1%)
Net Sales	5,702	5,294	8%	16,281	15,630	4%
Gross Profit	1,588	1,102	44%	4,381	3,325	32%
Gross Margin	*27.8%*	*20.8%*	*700 bps*	*26.9%*	*21.3%*	*560 bps*
EBIT	416	58	613%	1,080	140	670%
Net Income	190	211	(10%)	374	222	69%
Net Margin	3.3%	4.0%	(70 bps)	2.3%	1.4%	90 bps
Adjusted Net Income[(1)]	190	211	(10%)	374	354	6%
Adjusted Net Margin	*3.3%*	*4.0%*	*(70 bps)*	*2.3%*	*2.3%*	-
Ebitda	614	291	111%	1,648	852	93%
Ebitda Margin	*10.8%*	*5.5%*	*530 bps*	*10.1%*	*5.5%*	*460 bps*
Earnings per Share (2)	0.22	0.24	-	0.43	0.41	-

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A . booked to first quarter results 2009.
(2) Consolidated earnings per share (in R$), excluding treasury shares and including the split of shares approved on April, 2010 in the 3Q09 basis.

Breakdown of net sales (CL) – YTD10

Diversified product portfolio

By Product



7.4%
Milk*
2.5%
Others
3.2%
Dairy Products
30.9%
Poultry
9.7%
Other Processed
35.6%
Processed
Meat Products
10.8%
Pork/Beef

By Market



58.4%
Domestic
market
41.6%
Exports

* Includes UHT, pasteurized and powered milk.

Volumes and prices (3Q10/3Q09)

Domestic market
Meat


5.6%
5.3%
0.3%
Gross Sales
Volumes
Price/ Mix

Domestic market
Dairy


8.4%
(4.6%)
3.4%
Gross Sales
Volumes
Price/ Mix

Exports


10.4%
(6.2%)
4.5%
Gross Sales
Volumes
FX
USD Price/Mix

Sales 3Q10

Domestic Market

	Thousand Tons			R$ Million		
	3Q10	3Q09	% ch.	3Q10	3Q09	% ch.
Meats	467	444	5	2,583	2,447	6
In Natura	114	94	20	571	433	32
Poultry	75	59	26	331	256	29
Pork/Beef	39	35	10	240	177	35
Elaborated/Processed (meats)	354	349	1	2,012	2,014	(0)
Dairy Products	291	268	8	713	689	3
Milk	239	216	11	474	453	5
Dairy Products	51	53	(2)	238	236	1
Other Processed	122	101	20	679	503	35
Soybean Products/ Others	112	90	24	144	160	(10)
Total	992	903	10	4,118	3,799	8
Processed	527	503	5	2,929	2,752	6
% Total Sales	53	56		71	72	

Sales 3Q10

Export Market

	Thousand Tons			R$ Million		
	3Q10	3Q09	% ch.	3Q10	3Q09	% ch.
Meats	595	538	11	2,388	2,257	6
In Natura	501	471	6	1,926	1,869	3
Poultry	426	396	8	1,529	1,520	1
Pork/Beef	75	75	(1)	397	350	14
Elaborated/Processed (meats)	93	66	41	461	387	19
Dairy Products	0	1	(47)	2	3	(22)
Milk	0	0	-	0	2	-
Dairy Products	0	0	56	2	1	137
Other Processed	7	4	68	27	18	55
Soybean Products/ Others	6	9	(30)	4	39	(89)
Total	608	551	10	2,421	2,316	5
Processed	101	71	43	491	406	21
% Total Sales	17	13		20	18	

Sales YTD10

Domestic Market

PROFORMA	Thousand Tons			R$ Million		
	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.
Meats	1,310	1,246	5	7,269	6,938	5
In Natura	287	260	11	1,443	1,178	22
Poultry	178	171	4	779	713	9
Pork/Beef	109	88	24	663	465	43
Elaborated/Processed (meats)	1,023	986	4	5,827	5,759	1
Dairy Products	821	760	8	2,037	1,940	5
Milk	672	603	11	1,369	1,259	9
Dairy Products	149	156	(5)	667	681	(2)
Other Processed	345	303	14	1,924	1,561	23
Soybean Products/Others	302	292	3	457	509	(10)
Total	2,778	2,600	7	11,687	10,948	7
Processed	1,517	1,445	5	8,418	8,001	5
% Total Sales	55	56		72	73	

Sales YTD10

Export Market

PROFORMA	Thousand Tons			R$ Million		
	YTD 10	YTD 09	% Ch.	YTD 10	YTD 09	% Ch.
Meats	**1.734**	**1.623**	**7**	**6.913**	**6.904**	**0**
In Natura	**1.470**	**1.391**	**6**	**5.594**	**5.556**	**1**
Poultry	1.255	1.172	7	4.456	4.449	0
Pork/Beef	215	220	(2)	1.138	1.107	3
Elaborated/Processed (meats)	**264**	**231**	**14**	**1.320**	**1.348**	**(2)**
Dairy Products	**2**	**3**	**(29)**	**13**	**15**	**(13)**
Milk	0	2	-	1	10	(91)
Dairy Products	2	1	93	12	5	141
Other Processed	**11**	**13**	**(10)**	**51**	**108**	**(53)**
Soybean Products/Others	**6**	**10**	**(38)**	**4**	**39**	**(89)**
Total	**1.753**	**1.648**	**6**	**6.982**	**7.066**	**(1)**
Processed	**278**	**245**	**13**	**1.383**	**1.461**	**(5)**
% Total Sales	**16**	**15**		**20**	**21**	

Reduction of Costs/ Impact in Expenses (9M10x9M09)

COGS
(COGS/Net Sales)

SG&A
(SG&A/Net Sales)



- 560bps
78.7%
73.1%
9M09
9M10
- 10bps
20.4%
20.3%
9M09
9M10
SELLING
-6bps
G&A
-4bps
R$ 45 million
Pre Merger

Proforma Ebitda

R$ million



Ebitda
Ebitda Margin
5.5%
7.0%
8.9%
10.6%
10.8%
291
370
447
587
614
3Q09
4Q09
1Q10
2Q10
3Q10
+530bps
3Q10/3Q09

Investments

***Proforma* YTD10: R$ 466.1 million**


35.7%
Optimization
28.2%
New Projects
36.1%
Productivity

Investments in breeder stock: R$ 246.5 million



Debt

Proforma

R$ million

DEBT	09.30.2010 Current	09.30.2010 Noncurrent	09.30.2010 Total	09.30.2009 Total	% Ch.
Local Currency	1,328	1,931	3,259	4,127	(21%)
Foreing Currency	609	3,512	4,122	4,882	(16%)
Gross Debt	**1,938**	**5,443**	**7,381**	**9,009**	**(18%)**
Cash Investments					
Local Currency	902	210	1,112	3,173	(65%)
Foreing Currency	2,158	261	2,419	1,293	87%
Total Cash Investments	**3,060**	**471**	**3,531**	**4,466**	**(21%)**
Net Accounting Debt	**(1,122)**	**4,972**	**3,850**	**4,543**	**(15%)**
Exchange Rate Exposure - US$ Million			**17**	**(1,172)**	-


4,600
4,400
4,200
4,000
3,800
3,600
3,400
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.4x
3.2x
2.9x
2.4x
1.9x
4,543
3,878
4,300
3,996
3,850
3Q09
4Q09
1Q10
2Q10
3Q10
Net Debt
Net Debt/Ebitda

Breakdown – Financial Expenses

R$ million

3Q10



32
5
(70)
90
(11)
46
Interest
Grains Effect
Invest. Conv.
FX
Others
Total

Cash Flow

Corporate Law

R$ million

CASH FLOW	YTD 10	YTD 09
Cash Flow from Operating Activities		
Net Income	374	115
Adjustments to Reconcile Net Income	825	(29)
	1,199	**86**
Variation:		
Trade Accounts Payable, Net	(434)	(130)
Inventories	206	(12)
Suppliers	1	(168)
Other Assets and Liabilities	(104)	(86)
	868	**(311)**
Cash Flow from Investments Activities		
Cash Investments	1,839	(1,130)
Investments in Fixed Assets	(739)	(108)
Interest on shareholders' equity	4	0
	1,104	**(1,238)**
Cash Flow from Financial Activities		
Loans and Financing	(1,459)	(3,422)
Capital Increase	-	5,202
Dividends and Interest Over Capital Paid	(154)	(25)
Others	(1)	0
	(1,613)	**1,755**
Exchange variation effect on cash and cash equivalents	**(69)**	**(136)**
Net Increase (Decrease) in Cash	**290**	**70**

Financial Statement

R$ million

Financial Statement	3Q10	3Q09	% Ch.	YTD10	Proforma YTD09	% Ch.
Gross Sales	6,540	6,115	7	18,669	18,014	4
Domestic Market	4,118	3,798	8	11,687	10,948	7
Exports	2,421	2,316	5	6,982	7,066	(1)
Sales Deduction	(838)	(821)	2	(2,388)	(2,384)	0
Net Sales	5,702	5,294	8	16,281	15,630	4
Cost of Sales	(4,114)	(4,191)	(2)	(11,900)	(12,306)	(3)
Gross Profit	1,588	1,102	44	4,381	3,325	32
Operating Expenses	(1,172)	(1,044)	12	(3,301)	(3,185)	4
Income Before Financial Results (EBIT)	416	58	613	1,080	140	670
Financial Expenses, Net	(47)	223	-	(373)	636	-
Other Operating Results/Equity Accounting	(58)	(43)	35	(194)	(82)	136
Income after Financial Expenses and Other	312	238	31	513	695	(26)
Income Tax and Social Contribution	(107)	(25)	326	(113)	(473)	(76)
Employees'/Manangement Profit Sharing	(13)	(7)	77	(25)	(13)	93
Non Controlling Shareholders	(3)	5	-	(1)	13	-
Net Income	190	211	(10)	374	222	69
Net Margin	3.3%	4.0%	(70 bps)	2.3%	1.4%	90 bps
Adjusted Net Income*	190	211	(10)	374	354	6
Adjusted Net Margin	3.3%	4.0%	(70 bps)	2.3%	2.3%	-
EBITDA	614	291	111	1,648	852	93
EBITDA Margin	10.8%	5.5%	530 bps	10.1%	5.5%	460 bps

*Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million

Balance Sheet

R$ million

Balance Sheet	09.30.2010	09.30.2009	Ch. %
Assets	24,972	25,518	(2%)
Current Assets	9,516	11,048	(14%)
Noncurrent Assets	15,456	14,470	7%
Long Term Assets	2,648	2,191	21%
Investments	23	3,458	(99%)
Property, Plant and Equipment	9,382	6,989	34%
Intangible	3,244	1,617	101%
Deferred Charges	158	216	(27%)
Liabilities and Shareholders' Equity	24,972	25,518	(2%)
Current Liabilities	4,897	5,569	(12%)
Long Term Liabilities	6,504	6,773	(4%)
Non Controlling Shareholders	8	4	82%
Shareholders' Equity	13,562	13,172	3%
Capital Stock Restated	12,460	12,465	(0%)
Reserves/Accumulated earnings	1,104	819	35%
Equity Evaluation Adjustment	52	(45)	-
Interest on shareholders' equity	(53)	-	-
Treasury Shares	(1)	(68)	(99%)

Market Share (%)

YTD 2010



Perdigão
Sadia
26
29
31
38
32
51
35
36
11
15
47
Specialty Meat*
Frozen meat
Pastas
Pizzas
Dairy Products
Margarines

*Preliminary data
Source: AC Nielsen



Perspectives



Wholesale price evolution

R$/Bag 60kg

Soybean
Ponta Grossa – PR



2009
2010
55
50
45
40
35
30
46.96
44,06
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec

	% Ch.
3Q10/3Q09:	(11.6)
3Q10/2Q10:	16.8
YTD10/YTD09:	(20.8)

Corn
Cascavel – PR



30
25
20
15
10
22.24
16.91
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec

	% Ch.
3Q10/3Q09:	3.0
3Q10/2Q10:	7.5
YTD10/YTD09:	(11.4)

Source: FNP

Wholesale price evolution - CBOT


USD/bushel
2009
2010
Soybean
14.0
12.0
10.0
8.0
6.0
11.63
10.32
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec

	% Ch.
3Q10/3Q09:	1.2
3Q10/2Q10:	7.3
YTD10/YTD09:	(2.2)


Corn
6.0
5.0
4.0
3.0
2.0
5.46
4.02
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec

	% Ch.
3Q10/3Q09:	4.7
3Q10/2Q10:	19.4
YTD10/YTD09:	8.3

Source: Bloomberg

Brazilian Exports

Million Tons



6,065
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,564
640
3,615
1,810
11%
38%
24%
4.5%
20.7%
***
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010* 2011**
11%
26%
Aggregate Brazilian Market Share

* Preliminary
** Projection
*** Poultry: chicken, special poultry and turkey

Source: USDA – oct/10

World Meat Trade



Million tons
25,000
20,000
15,000
10,000
5,000
-
14,274
22,515
22,970
9,494
6,068
7,408
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010* 2011**
Beef
Pork
Poultry***

* Preliminary
** Projection
*** Poultry: chicken, special poultry and turkey

Source: USDA – oct/10

Chicken world scenario

Country	Year	Consumption (thousand tons)	Change	Imports 2011 (thousand tons)	Exports 2011 (thousand tons)
Brazil	2011	8,646	+ 3.0%		3,615
	2010	8,392			+ 2.9%
USA	2011	15,980	+ 1.4%		3,265
	2010	15,692			+ 2.6%
Middle East	2011	4,573	+4.0%	1,843	
	2010	4,398		+ 4.9%	
Asia	2011	23,785	+ 2.6%	1,968	
	2010	23,183		+ 4.0%	
Europe	2011	10,675	+ 0.9%	825	
	2010	10,580		+ 4.4%	
Eurasia	2011	4,889	+ 6.9%	930	
	2010	4,575		+ 17%	

Source: USDA, Russia

Pork world scenario

Country		Consumption (thousand tons)		Imports 2011 (thousand tons)	Exports 2011 (thousand tons)
Brazil	2011	2,620	+ 2.9%		640
	2010	2,545			+ 2.4%
USA	2011	8,485	+ 0.7%		2,021
	2010	8,428			+ 4.6%
Asia	2011	60,478	+ 2.7%	2,606	
	2010	58,865		+ 1.9%	
Europe	2011	20,600	+ 0.1%	30	
	2010	20,580		+ 0.0%	
Africa	2011	371	+ 3.9%	152	
	2010	357		+ 10.1%	
Eurasia	2011	5,276	+ 2.7%	1,149	
	2010	5,137		+ 0.5%	

Source: Abipecs, USDA

Positive Brazilian Outlook

Real income growth (%)



6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.2
1.2
4.8
3.2
2.2
2.8
3.0
Total Wages: +6%
2004
2005
2006
2007
2008
2009
2010

Consumption of processed meat kg/per capita/year (indexes – Brazil = 100)



100
123
229
291
341
386
420
623
700
Brazil
Mexico
Bulgary
Slovakia
Spain
USA
France
United Kingdon
Germany

Opportunities through social ascencion



AB
13.0%
C
44.0%
D
12.5%
E
30.5%
26 million people
AB
15.5%
C
52.0%
D
14.0%
E
18.5%

Source: IBGE, MTE, AC Nielsen, FGV

+ 6 million people in classes AB
Expectation of 36 million people migrating to ABC within the next 5 years

Domestic Market opportunities

- Income of C and D classes projected for 2010:

  R$ 834 billion

- Non durable goods consumption growth in Brazil (jan-aug 2010 x jan-aug 2009):

  6.2% (5 x higher than 1,3% of jan-aug2009/08).

- Convenience/Practicality

  Our products potential x Microwave potential (37% of brazilian homes)

- In a year there was an increase of 2.8 Million households in ready-to-eat dishes category

- People leaving alone or couple with no children represent 27% of the country total consumption

- Healthiness

  Specific lines directed to well - being and consumers daily life different needs

- Access to specific target/customization kids, teens, singles, seniors, new entrees , premium

Food Service

Retail x Food services (Sell in)
Market Brazil, R$ billion



Retail
Food Service
11.6%
14.5%
11%
12%
66
22
79
26
91
30
100
34
106
39
110
43
123
50
144
58
160
65
2001
2002
2003
2004
2005
2006
2007
2008
2009
25%
25%
24%
25%
27%
28%
29%
29%
29%
Share relating to "eating out" (% participation)

Brazilian food services markets increase over retail and consumer expenditure and already represents 31% of total expenditure with feeding

Source: ABIA

Large company with global scale

BRF's Positioning in the Global Food Industry

Size of the bubble: Market Cap (US$ bi)



10.5x
9.5x
8.5x
7.5x
6.5x
5.5x
4.5x
EV/EBITDA
0.0%
5.0%
10.0%
15.0%
20.0%
EBITDA MARGIN (%)
Smithfield
kraft foods
ConAgra Foods
Dean
Hormel
BRF
JBS
Tyson
Nestlé
Kellogg's
Heinz
DANONE
COMMODITY
BRANDING

Source: Facset (Market Capitalization as of June 30, 2009) and Companies' public filings
Average EBITDA margin for 2006, 2007 and 2008

Strong brands

Sadia
batavo
Elegê
Doriana
Rezende
Qualy Sadia
Speedy Pollo
Naturis Soja
Pense Light
CHESTER®
Becel
Turma da Mônica
hilal
NaBrasa Perdigão
WILSON
Confiança
Sadia
Cotochês Naturalmente Saudável
Sahtein
Sadia Hot Pocket
Deline Sadia
Escolha Saudável Perdigão
AVIPAL
OURO Perdigão
HALAL
TEXAS BURGER
Plusfood
Sadia Food Service

New campaigns


NOVOS
CHICKEN FESTIVAL
AMERICANO
ITALIANO
FRANCÊS

Chicken Festival
Burguer King



Turma
da Mônica Line


Elegê
Elegê
Elegê

Regional
campaign
Elegê
Northeast


4

40 – years
Doriana

Launches


Brazilian Fingerfoods


Chrismas Products


Grain Line


Prezato Premium Line


Turma da Mônica Line


Export Argentina



Capital Market
Governance/Sustainability



Shareholder's Composition



0.8%
Sabiá
12.7%
Previ
10.0%
Petros
3.0%
Valia
1.5%
Sistel
6.0%
Tarpon
9.2%
ADRs (NYSE)
26.6%
Foreing Investors
0.1%
Treasury Shares
30.1%
Domestic Market

As of October 31, 2010
Number of Common Shares: 872,473,246
Capital stock: R$12.6 billion

Monthly traded volume

3rd Quarter 2010: US$ 43.9 million/day – 22.9% lower
Accumulated 12 months: US$ 46.0 million/day – 43.5% higher



Volume (US$ million)
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
-
18
16
14
12
10
8
6
4
2
0
Price US$
oct-05
jan-06
apr-06
jul-06
oct-06
jan-07
apr-07
jul-07
oct-07
jan-08
apr-08
jul-08
oct-08
jan-09
apr-09
jul-09
oct-09
jan-10
apr-10
jul-10
BRFS3
BRFS
Price BRFS3 (US$)

Capital Market Performance

Shares and ADRS performance

SHARES PERFORMANCE (%)	1 year
Ibovespa	12.8
Dow Jones Indus	11.1
BRF-ADR (US$)	28.5
Tyson (US$)	28.0
Smithfield (US$)	26.2
Hormel (US$)	22.3
BRF (R$)	20.6
Heinz (US$)	17.7
Kraft (US$)	12.1
Gen. Mills	10.9
Nestlé (CHF)	9.5
Danone (EURO)	7.1
ConAngra (US$)	4.5
Kellogg's (US$)	(2.0)
Marfrig (R$)	(14.8)
JBS (R$)	(25.2)
Dean Foods (US$)	(44.0)
Average Performance	6.8

Source: Bloomberg

Corporate Governance/ Sustainability

:: **Corporate Structure** – Designated the Executive Board as follows: CEO; Export Market Executive Officer, Food Service Executive Officer, Human Resources Executive Officer, Domestic Market Executive Officer, Chief Financial, Administrative and IR Officer, Strategy and M&A Executive Officer, Operations and Technology Executive Officer, Dairy Product Operations Executive Officer, Corporate Affairs Executive Officer, Supply Chain Executive Officer;

:: **Best Company in Transparency of Ibovespa 2010** – According to the Transparency and Sustainability Study, held by Management & Excellence (M&E) Consultancy in association with Razão Contábil magazine and with the support of IBRI;

:: **Sustainability Management** – Advanced guideline aplication process of the Global Reporting Initiative – GRI – version 3 and improvement of the sustainability management and governance , BRF held the first Stakeholders Panel, in order to engage the interest public in the identification of improvements in the sustainability process.

:: **Institutional Investors Ranking** – Institutional Investors Ranking 2010 classified BRF and its executives is the best in Latin America in the Food & Beverage sector. Best CEO, CFO, IR Team and IR program.

Brasil Foods (BRFS3) is present in the main indexes of BM&FBovespa.

http: //www.brasilfoods.com/ir